                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 3)(1)

                       INTERNATIONAL TOTAL SERVICES, INC.
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                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
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                         (Title of Class of Securities)

                                    46049910
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                                 (CUSIP Number)

                             Robert H. Jackson, Esq.
                         Kohrman Jackson & Krantz P.L.L.
                        One Cleveland Center, 20th Floor
                              1375 East 9th Street
                              Cleveland, Ohio 44114
                                 (888) 696-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  46049910                                          PAGE 2 OF 7 PAGES

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1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Weitzel Family Limited Partnership
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
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              NUMBER OF                    7     SOLE VOTING POWER

               SHARES                            -0-
                                     -------------------------------------------
            BENEFICIALLY                   8     SHARED VOTING POWER

              OWNED BY                           2,211,717
                                     -------------------------------------------
                EACH                       9     SOLE DISPOSITIVE POWER

              REPORTING                          -0-
                                     -------------------------------------------
               PERSON                     10     SHARED DISPOSITIVE POWER

                WITH                             2,211,717
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,211,717
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           32.34%
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   14      TYPE OF REPORTING PERSON*

           PN
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                                  SCHEDULE 13D
CUSIP NO.  46049910                                        PAGE 3 OF 7 PAGES

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1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Robert A. Weitzel
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]


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3          SEC USE ONLY


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4          SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           1,113,262
                                        ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          2,211,717
                                        ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         1,113,262
                                        ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            2,211,717
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,324,979
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.63%
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   14      TYPE OF REPORTING PERSON*

           IN
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                                  SCHEDULE 13D
CUSIP NO.  46049910                                          PAGE 4 OF 7 PAGES

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1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Jeanette R. Weitzel
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           -0-
                                      ------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          2,211,717
                                      ------------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         -0-
                                      ------------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            2,211,717
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,211,717
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           32.34%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN

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         In accordance with Rule 13d-1(k), this Amendment No. 3 ("Amendment No.
3") to the Schedule 13D Statement filed on December 4, 1998, as amended on February 16, 1999 and November 23, 1999, is filed on behalf of the Weitzel Family Limited Partnership ("Weitzel FLP"), Robert A. Weitzel and Jeanette R. Weitzel (collectively, the "Reporting Persons"), for the purpose of reporting the change in beneficial ownership of shares of common stock, without par value (the "Common Shares"), of International Total Services, Inc. ("ITS") by the Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 3 is filed for the purpose of reporting Common Shares that will be beneficially owned as of September 30, 2001, by the Reporting Persons upon termination of that certain voting trust agreement (the "Voting Trust Agreement"), dated November 2, 1999, by and among ITS, Robert A. Weitzel, H. Jeffrey Schwartz, J. Jeffrey Eakin and John P. O'Brien, and that certain stock restriction agreement (the "Stock Restriction Agreement") by and between Robert A. Weitzel and ITS. A copy of the Voting Trust Agreement and the Stock Restriction Agreement was filed by the Trustee of the Voting Trust Agreement as Exhibits 1 and 2, respectively, to their Schedule 13D Statement filed on November 12, 1999, and are incorporated herein by reference.

         Pursuant to the terms of the Voting Trust Agreement, Robert A. Weitzel placed in trust all Common Shares beneficially owned by him individually and as a general and limited partner of the Weitzel FLP until September 30, 2001. The terms of the Voting Trust Agreement further provide that Robert A. Weitzel is prohibited from transferring any Common Shares beneficially owned by him individually and as a general and limited partner of the Weitzel FLP except in accordance with the terms of the Stock Restriction Agreement, which expires by its terms on September 30, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

         Upon termination of the Voting Trust Agreement and Stock Restriction Agreement on September 30, 2001, Mr. Weitzel and the other Reporting Persons will reacquire the right to vote the Common Shares described herein. Mr. Weitzel has met with ITS management and the lending institutions for ITS in an attempt to address the concerns of the Reporting Persons.

         The Reporting Persons may, without limitation: (a) communicate and discuss their concerns and desires with other shareholders, including discussions concerning the election of new directors to the Board of Directors of ITS; (b) continue to meet with ITS management and the lending institutions for ITS, if ITS management and its lending institutions are willing to continue to meet, to discuss ways to increase shareholder value and take steps to address the Reporting Persons' concerns; (c) make proposals to management and the Board of Directors of ITS; and (d) seek representation on the Board of Directors of ITS.

         The Reporting Persons have no present intention of selling their Common Shares, but they will continue to monitor their investment and may sell shares in the open market or in privately negotiated transactions.

         The Reporting Persons have summarized their present intentions and proposals relating to ITS. However, the Reporting Persons reserve the right to modify their intentions and proposals based on developments in the business of ITS, discussions with management, actions of management or changes in market or other conditions.

                                 Page 5 of 7 Pages

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         Except as described in this report, the Reporting Persons have no present intentions or plans that relate or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Common Shares beneficially owned by Robert A. Weitzel is 3,324,979, which represents 48.63% of the Common Shares outstanding. The aggregate number of shares of Common Shares beneficially owned by Jeanette R. Weitzel is 2,211,717, which represents 32.34% of the Common Shares outstanding.

         (b) With respect to the shares identified in Item 5(a) above, Robert A. Weitzel and Jeannette Weitzel, as the general partners of the Weitzel FLP, each possess shared power to dispose or direct the disposition of the 2,211,717 shares of Common Shares owned by the Weitzel FLP, which represents 32.34% of the Common Shares outstanding. Robert A. Weitzel, in addition, possesses the sole power to dispose of 1,113,262 shares of Common Shares, which represents 16.28% of the Common Shares outstanding. As limited partners of the Weitzel FLP, Robert
A. Weitzel and Jeanette R. Weitzel each possess shared power to vote or direct the vote of 2,211,717 shares of Common Shares, which represents 32.34% of the Common Shares outstanding.

         (c) Not Applicable.

         (d) Robert A. Weitzel and Jeanette R. Weitzel, as the general partners of the Weitzel FLP, each possess the shared right on behalf of the Weitzel FLP to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all of the securities owned by the Weitzel FLP.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         All of the Common Shares beneficially owned by Robert A. Weitzel are subject to the terms of the Voting Trust Agreement and Stock Restriction Agreement referred to in Item 3, which expire by their respective terms on September 30, 2001.

         Robert A. Weitzel and Jeanette R. Weitzel are husband and wife who, as general and limited partners of the Weitzel FLP, each are deemed to beneficially own and to possess shared power to vote and dispose of 32.34 % of the Common Shares outstanding. Robert A. Weitzel beneficially owns and possesses power to vote and dispose of an additional 16.28% of the Common Shares outstanding through his individual ownership of 1,113,262 shares of Common Shares, which represents in the aggregate his power to dispose of 48.63% of the Common Shares outstanding. Except for the Weitzel FLP, there is no contract, arrangement or understanding between Robert A. Weitzel and Jeanette Weitzel or with any other person with respect to any securities of ITS.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1   Agreement of Joint Filing.

                                 Page 6 of 7 Pages

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 18, 2001                 /s/ Robert A. Weitzel
                                    -------------------------------------
                                    Robert A. Weitzel, an individual


Dated:   July 18, 2001              /s/Jeanette R. Weitzel
                                    -------------------------------------
                                    Jeanette R. Weitzel, an individual


Dated: July 18, 2001       THE WEITZEL FAMILY LIMITED PARTNERSHIP


                           By:      /s/ Robert A. Weitzel
                                    -------------------------------------
                           Its:     General Partner


                                 Page 7 of 7 Pages